MAGNACHIP SEMICONDUCTOR S.A.

MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

c/o MagnaChip Semiconductor S.A.

74, rue de Merl

B.P. 709 L-2146 Luxembourg R.C.S.

Luxembourg, B97483

VIA EDGAR AND FACSIMILE

October 13, 2010

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Tim Buchmiller, Senior Attorney

Re:	Request to Withdraw Acceleration Request of MagnaChip Semiconductor S.A. (the “Company”), MagnaChip Semiconductor Finance Company (the “Co-Issuer”, and together with the Company, the “Issuers”) and the Guarantors (as defined below)
Registration Statement on Form S-4 (File No. 333-168516)

Ladies and Gentlemen:

Each of the Issuers and each of the guarantors listed on the Table of Additional Registrants in the above-referenced Registration Statement (the “Guarantors”) hereby withdraws its prior request dated as of October 12, 2010 to accelerate the effective date of the above-referenced Registration Statement. Thank you for the Staff’s cooperation in connection with this matter.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MAGNACHIP SEMICONDUCTOR S.A.		MAGNACHIP SEMICONDUCTOR FINANCE COMPANY

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
Title:	Director	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR LLC		MAGNACHIP SEMICONDUCTOR SA HOLDINGS LLC

By:	/s/ Margaret Sakai	By:	/s/ Margaret Sakai
Name:	Margaret Sakai	Name:	Margaret Sakai
Title:	Chief Financial Officer	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR B.V.		MAGNACHIP SEMICONDUCTOR, INC. (USA)

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
Title:	Authorized Representative	Title:	Chief Financial Officer

MAGNACHIP SEMICONDUCTOR LTD (UNITED KINGDOM)		MAGNACHIP SEMICONDUCTOR LTD (HONG KONG)

By:	/s/ John McFarland	By:	/s/ Margaret Sakai
Name:	John McFarland	Name:	Margaret Sakai
Title:	Company Secretary	Title:	Director

By:	/s/ Brent Rowe
Name:	Brent Rowe
Title:	Director

MAGNACHIP SEMICONDUCTOR LTD (TAIWAN)		MAGNACHIP SEMICONDUCTOR INC. (JAPAN)

By:	/s/ Margaret Sakai	By:	/s/ Margaret Sakai
Name:	Margaret Sakai	Name:	Margaret Sakai
Title:	Director	Title:	Director

MAGNACHIP SEMICONDUCTOR HOLDING COMPANY LIMITED

By:	/s/ Margaret Sakai
Name:	Margaret Sakai
Title:	Chief Financial Officer

Signature Page to S-4 Request to Withdraw Acceleration Request Letter

cc:	Micheal Reagan
Stuart Ogg